SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934



INTELLIGROUP, INC.

(Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)


45816A106

(CUSIP Number)


Mr. Anupam Dokeniya, 250 Engamore Lane, Suite # 102,
Norwood, MA 02062,
(781) 278-9919


(Name, Address and Telephone Number of Person
Authorized to
Receive Notices and Communications)


Oct 4, 1999
_______________________________________________________
________________
(Date of Event Which Requires Filing of this Statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13D-1(g), check the following box.

	Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-
7(b) for other parties to whom copies
are to be sent.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.





1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)
NSA INVESTMENTS, LLC
04-3438346
2
Check the Appropriate Box if a Member of a Group
(a)
(b)
3
SEC Use Only

4
Source of Funds

WC

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

MASSACHUSETTS

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  1,050,380


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  658,638


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

658,638

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

4.2%

14
Type of Reporting Person

CO





1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Prophet Capital Management (C/O Robert Epstein)
2
Check the Appropriate Box if a Member of a Group
(a)
(b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant
 to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

Texas

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  198,400


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

198,400

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

1.32%

14
Type of Reporting Person

CO



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

ANUPAM  DOKENIYA, CFA
2
Check the Appropriate Box if a Member of a Group
(a)
(b)
3
SEC Use Only

4
Source of Funds

PF

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to
Item 2(d) or 2(e)

6
Citizenship or Place of Organization

INDIA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  0


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  55,000


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

55,000

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.36.7 % (ROUNDED)

14
Type of Reporting Person

IN





1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
 (Entities Only)

PRASHANTH PALAKURTHI
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

INDIA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  40,000


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

40,000

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.26.7 %

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Ashok Bhide and Swaroop Bhide
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item
2(d) or 2(e)

6
Citizenship or Place of Organization

United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  35,782


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

35,782

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.24%

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Dan Moulton
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to
Item 2(d) or 2(e)

6
Citizenship or Place of Organization

United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  15,000


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

15,000

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.10%

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Ranganath Chakravarthi
2
Check the Appropriate Box if a Member of a Group
(a)
(b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item
2(d) or 2(e)

6
Citizenship or Place of Organization

India

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  12,500


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

12,500

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.08%

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Sanjeev  Gupta
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  10,000


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

10,000

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.06.7 %

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Murali Viswanathan
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

India

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  8,400


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

8,400

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.06%

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Anupama Dokeniya
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

India

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  5,000


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

5,000

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.03%

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Ravi Thaduri
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

INDIA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  2,250


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

2,250

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.02%

14
Type of Reporting Person

IN





1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Rakesh Gupta
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

India

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  900


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

900

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.00%(rounded)

14
Type of Reporting Person

IN





1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
 (Entities Only)

Murtaza Ghadhyali
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

INDIA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  2,600


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

2,600

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.02%

14
Type of Reporting Person

IN




1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Venu Challa
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

INDIA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  1,000


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

1,000

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.01%

14
Type of Reporting Person

IN




1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Sundar Ranganathan
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

India

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  2,300


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

2,300

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.02%

14
Type of Reporting Person

IN






1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

Rajendra Singh
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to
Item 2(d) or 2(e)

6
Citizenship or Place of Organization

United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  1,000


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

1,000

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.01%

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

N. Raghupathy
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

India

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  1,600


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

1,600

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.01%

14
Type of Reporting Person

IN



1
Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons
(Entities Only)

MR. RAMGOPAL RAO
2
Check the Appropriate Box if a Member of a Group
(a)
 (b)
3
SEC Use Only

4
Source of Funds

N/A

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

CALIFORNIA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  -0-


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
                  -0-


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting
Person

-0-

12
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13
Percent of Class Represented by Amount in Row (11)

0.0%

14
Type of Reporting Person

IN





Item 1.	Security and Issuer.

	This statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the
0/00Common Stock?) of Intelligroup, Inc., a Delaware corporation (the 0/00Corporation?). The principal executive offices of the Corporation are located at 499 Thornall Street, Edison, NJ-08837.

Item 2.	Identity and Background.

(a) This statement is being filed jointly by the NSA
Investments, LLC (0/00 NSA?), Prophet Capital
Management (0/00Prophet?), Anupam Dokeniya
(0/00Dokeniya?), Prashanth Palakurthi
(0/00Palakurthi?),
Ramgopal Rao (0/00Rao?), and others listed in exhibit
C;? NSA, Prophet, Dokeniya, Palakurthi, Rao,  and
others
listed in exhibit C are hereinafter sometimes
collectively referred to as the 0/00Reporting
Parties?).  The
Reporting Parties may be deemed to be a group
beneficially owning, in the aggregate, 1,050,380 shares
of the
Common Stock (the 0/00Securities?), or approximately
6.7 % of the outstanding shares of the Common Stock of
the Corporation, within the meaning of Section 13(d)(3)
of the Securities Exchange Act of 1934, as amended (the
0/00Act).
	The filing of this Schedule shall not be construed
as an admission that any of the Reporting Parties is,
for purposes of Section 13(d) or 13(g) of the Act, the
beneficial owner of any securities covered by this
Schedule
except for the securities stated herein to be
beneficially owned by such Reporting Party or that the
Reporting Parties
are acting as a group within the meaning of the Section
13(d) of the Act.
(b),(c)	NSA is primarily engaged in investment
activities.  Dokeniya, Palakurthi and Rao each hold 33
1/3%
of the Class A membership interests of NSA. Dokeniya?s,
and Palakurthi?s principal address is 30 Palomino
Lane, Westwood, MA 02090.  Rao?s principal address is
28 Fortuna East, Irvine, CA 92620.
(d),(e)	None of the Reporting Parties during the last
five years, (1) has been convicted in a criminal
proceeding (excluding traffic violations or other
similar misdemeanors), or (2) was a party to a civil
proceeding of a
judicial or administrative body of competent
jurisdiction and as a result of such proceeding was or
is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating activities
subject to,
federal or state securities laws or finding any
violation with respect to such laws.
(f)	Dokeniya and Palakurthi are citizens of India and
Rao is a citizen of the USA.
Item 3.	Source and Amount of Funds or Other
Consideration.
	The aggregate purchase of the Securities, except
for the shares listed in exhibit C -- 391,732 shares of
Common Stock owned directly by the group (the Group
Shares?), was approximately $4,450,000.  The
Securities,
except for the exhibit C Holders' Shares, were
purchased in the open market by NSA using its working
capital,
which was and is composed by capital contributions.
	The Exhibit holders Shares were purchased by each
shareholder in the open market using his/her
personal funds.  The aggregate purchase price for the
exhibit holders' Shares was $ 2,632,000.
Item 4.	Purpose of Transaction.
	The Reporting Parties have acquired the Securities
because, in their opinion, such Securities are
undervalued by the market and do not reflect the
potential of the issuing company.  Furthermore, the
Reporting
Parties may look at other strategic investments in
Intelligroup, Inc.
	Any of the Reporting Parties may acquire
additional shares of Common Stock or other securities
of the
Corporation (subject to availability at prices deemed
favorable) in the open market, in privately negotiated
transactions or otherwise.  Additionally, the Reporting
Parties reserve the right to dispose or cause the
disposal of
some or all of the Securities in the open market, in
privately negotiated transactions or otherwise.  The
possible
activities or the intentions of the Reporting Parties
are subject to change at any time.
Item 5.	Interest in Securities of the Issuer.
(a),(b)
	(i)	NSA:
(a) Amount beneficially owned:  658,648
(b) Percent of class:  4.2 % (rounded)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
1,050,380
(ii) Shared power to vote or to direct the vote:  -0-
(iii) Sole power to dispose or to direct the
disposition of:  658,648
(iv) Shared power to dispose or to direct the
disposition of:  -0-
	(ii)	Exhibit  C Holders
(a) Amount beneficially owned:  391,732
(b) Percent of class:  2.5 % (rounded).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:  0
(ii) Shared power to vote or to direct the vote:  -0-
(iii) Sole power to dispose or to direct the
disposition of:  391,732
(iv) Shared power to dispose or to direct the disposition of: -0-

 (c)	From June 2, 1999 until September 22, 1999, NSA
purchased on the open market on Nasdaq 658,648 shares of Common Stock of the Corporation as described on Exhibit B hereto, which is incorporated herein by reference.
	From March 19, 1999 until October 4, 1999, Exhibit
C Holders purchased net on the open market on Nasdaq 391,732 shares of Common Stock of the Corporation.

(d),(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the
Issuer.
	Not applicable.


Item 7.	Material to be Filed as Exhibits.
Exitibit A:	Joint Filing Agreement dated as of June
3, 1999 by and among NSA Investments, LLC, Anupam
Dokeniya, Prashanth Palakurthi, and Ramgopal Rao.
Exhibit B:	NSA?s Transactions in the Common Stock of the
Corporation in the past 60 days.
Exhibit C:  Shares purchased by Prophet Capital
Management and individuals associated with NSA

EXHIBITS
The following documents are filed herewith:
(a) Joint Filing Agreement dated as of October 4, 1999 by and among NSA Investments, LLC, Prophet
Capital Management, Anupam Dokeniya, Prashanth
Palakurthi, Ramgopal Rao and other investors.
(b) NSA?s Transactions in the Common Stock of the
Corporation in the past 125 days.
(c) Prophet Capital Management and Individual
Shareholders part of the filing 13D

EXHIBIT A

JOINT FILING AGREEMENT


The undersigned hereby agree that the Statement on
Schedule 13D dated as of October 4, 1999, to which this Agreement is an Exhibit and any further amendments thereto executed by each of us is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of
1934, as
amended.

NSA INVESTMENTS, LLC

Date: as of October 4, 1999	By:
______________sd/_________________
       Anupam Dokeniya, a Manager



Date: as of October 4, 1999
	_________________sd/_________________
	ANUPAM DOKENIYA


Date: as of October 4, 1999
	________________sd/__________________
	PRASHANTH PALAKURTHI


Date: as of October 4, 1999
	_______________sd/___________________
	RAMGOPAL RAO

Date: as of October 4, 1999
	______________sd/____________________
	PROPHET CAPITAL MANAGEMENT


Date: as of October 4, 1999
	______________sd/____________________
	DAN MOULTON


Date: as of October 4, 1999
	______________sd/____________________
	RANGANATH CHAKRAVARTHI


Date: as of October 4, 1999
	______________sd/____________________
	ASHOK and SWAROOP BHIDE


Date: as of October 4, 1999
	______________sd/____________________
	MURALI VISWANATHAN


Date: as of October 4, 1999
	______________sd/____________________
	SANJEEV GUPTA

EXHIBIT A (continued)

JOINT FILING AGREEMENT


The undersigned hereby agree that the Statement on
Schedule 13D dated as of October 4, 1999, to which this Agreement is an Exhibit and any further amendments thereto executed by each of us is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of
1934, as
amended.



Date: as of October 4, 1999
	_____________sd/_____________________
	SUNDAR RANGANATH


Date: as of October 4, 1999
	_____________sd/_____________________
	VENU CHALLA


Date: as of October 4, 1999
	_________________sd/_________________
	ANUPAMA DOKENIYA

Date: as of October 4, 1999
	_________________sd/_________________
	N. RAGHUPATHY

Date: as of October 4, 1999
	________________sd/__________________
	MURTAZA GHADYALI


Date: as of October 4, 1999
	________________sd/__________________
	RAVI THADURI


Date: as of October 4, 1999
	________________sd/__________________
	RAKESH GUPTA

Date: as of October 4, 1999
	_______________sd/___________________
	RAJENDRA SINGH





EXHIBIT B
NSA?s Transactions in the Common Stock of the Corporation in the past 125 Days.

DATE       No. of Shares
02-Jun-99	2,000
02-Jun-99	8,000
02-Jun-99	7,600
02-Jun-99	11,000
02-Jun-99	7,200
03-Jun-99	1,000
03-Jun-99	8,800
03-Jun-99	650
03-Jun-99	1,500
03-Jun-99	2,950
03-Jun-99	3,000
03-Jun-99	11,500
03-Jun-99	2,000
03-Jun-99	5,200
08-Jun-99	5,000
08-Jun-99	10,800
10-Jun-99	3,000
18-Jun-99	1,000
18-Jun-99	5,000
18-Jun-99	5,700
21-Jun-99	2,000
21-Jun-99	3,000
21-Jun-99	1,500
21-Jun-99	1,300
21-Jun-99	8,700
22-Jun-99	4,000
22-Jun-99	4,500
23-Jun-99	1,000
23-Jun-99	900
23-Jun-99	1,000
23-Jun-99	7,100
23-Jun-99	1,100
25-Jun-99	6,000
25-Jun-99	2,000
28-Jun-99	3,934
29-Jun-99	1,500
29-Jun-99	7,300
29-Jun-99	3,800
29-Jun-99	4,000
30-Jun-99	3,200
30-Jun-99	2,500
30-Jun-99	2,000
01-Jul-99	1,000
01-Jul-99	21,000
01-Jul-99	8,000
02-Jul-99	10,000
02-Jul-99	11,000
06-Jul-99	5,800
06-Jul-99	3,500
07-Jul-99	9,000
07-Jul-99	3,200
07-Jul-99	5,000
07-Jul-99	4,000
08-Jul-99	9,400
08-Jul-99	10,000
08-Jul-99	3,600
09-Jul-99	1,900
09-Jul-99	11,500
13-Jul-99	5,000
13-Jul-99	9,000
13-Jul-99	500
14-Jul-99	2,464
15-Jul-99	2,000
15-Jul-99	300
15-Jul-99	15,000
20-Jul-99	4,000
20-Jul-99	1,950
20-Jul-99	8,500
20-Jul-99	6,000
20-Jul-99	2,000
20-Jul-99	1,700
20-Jul-99	1,500
20-Jul-99	30,000
21-Jul-99	5,200
21-Jul-99	5,900
21-Jul-99	4,000
21-Jul-99	9,000
22-Jul-99	5,000
22-Jul-99	2,000
22-Jul-99	13,500
23-Jul-99	1,000
30-Aug-99	50,000
16-Sep-99	50,000
16-Sep-99	10,000
22-Sep-99	50,000
22-Sep-99	70,000





EXHIBIT C

IDENTITY AND SHARE PURCHASES OF PROPHET CAPITAL
MANAGEMENT AND AFFILIATED
INDIVIDUAL SHAREHOLDERS


Date        No of Shares
Prophet Capital Mgmt
03-Sep-99	4,000
03-Sep-99	5,000
03-Sep-99	5,000
03-Sep-99	3,000
03-Sep-99	3,000
03-Sep-99	500
09-Sep-99	5,000
09-Sep-99	3,000
16-Sep-99	2,000
21-Sep-99	4,000
21-Sep-99	3,100
30-Sep-99	4,200
30-Sep-99	4,000
30-Sep-99	3,100
30-Sep-99	2,500
30-Sep-99	2,100
30-Sep-99	2,000
30-Sep-99	1,900
30-Sep-99	1,500
30-Sep-99	500
03-Sep-99	75,000
14-Sep-99	10,000
16-Sep-99	10,000
17-Sep-99	10,000
01-Oct-99	21,000
04-Oct-99	13,000
Anupam Dokeniya
24-Mar-99	1,000
05-Apr-99	1,000
16-Apr-99	1,000
16-Apr-99	1,000
30-Apr-99	3,000
03-May-99	2,000
10-May-99	3,000
02-Jun-99	1,893
02-Jun-99	5,000
02-Jun-99	5,000
03-Jun-99	1,107
03-Jun-99	5,000
04-Jun-99	200
07-Jun-99	5,000
10-Jun-99	1,000
10-Jun-99	1,000
10-Jun-99	1,000
10-Jun-99	2,800
11-Jun-99	1,000
14-Jun-99	1,000
14-Jun-99	1,400
15-Jun-99	2,000
15-Jun-99	3,000
29-Jun-99	1,500
16-Jul-99	2,500
15-Sep-99	1,600
Prashanth Palakurthi
24-Mar-99	1,000
08-Apr-99	2,000
08-Apr-99	2,000
23-Apr-99	5,000
26-Apr-99	5,000
30-Apr-99	5,000
04-May-99	1,000
05-May-99	4,000
28-May-99	2,000
28-May-99	4,000
28-May-99	4,000
04-Oct-99	5,000
Ashok and Swaroop Bhide
16-Jun-99	3,000
16-Jun-99	2,000
17-Jun-99	10,000
23-Jul-99	7,900
23-Jul-99	6,550
23-Jul-99	3,000
26-Jul-99	500
31-Aug-99	2,832
Dan Moulton:
15-Jul-99	5,900
19-Jul-99	9,100
Ranganath Chakravarthi
08-Jun-99	2,500
08-Jun-99	2,500
01-Jul-99	500
02-Jul-99	2,000
11-Aug-99	5,000
Sanjeev Gupta
09-Jun-99	1,000
28-Jun-99	2,000
30-Jun-99	1,000
01-Jul-99	1,000
06-Jul-99	2,000
07-Jul-99	2,000
14-Jul-99	1,000
Murali Viswanathan
19-Jul-99	1,400
20-Jul-99	6,000
27-Aug-99	1,000
Anupama Dokeniya
19-Mar-99	1,000
02-Jun-99	1,000
02-Jun-99	1,000
17-Jun-99	1,000
18-Jun-99	1,000
Sundar Ranganathan
08-Jun-99	300
06-Jul-99	600
13-Jul-99	600
15-Jul-99	450
26-Jul-99	350
Venu Challa
27-May-99	1,000
Murtaza Ghadyali
02-Jun-99	1,000
23-Jun-99	1,000
28-Sep-99	100
28-Sep-99	500
Ravi Thaduri
27-May-99	1,500
22-Sep-99	750
Rajendra Singh
12-Aug-99	500
18-Aug-99	500
N. Raghupathy
02-Jun-99	1,000
14-Jul-99	500
24-Sep-99	100
Rakesh Gupta
27-May-99	500
30-Jun-99	400



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



NSA INVESTMENTS, LLC


Date: October 4, 1999	By:
_______sd/________________________
Name: Anupam Dokeniya
Title:   a Manager



Date: October 4, 1999
	_____________sd/_____________________
	ANUPAM DOKENIYA


Date: October 4, 1999
	_______________sd/___________________
	PRASHANTH PALAKURTHI


Date: October 4, 1999
	_________________sd/_________________
	RAMGOPAL RAO